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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                     -----------------------------


                           AMENDMENT NO. 18
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
                     -----------------------------


                             CONRAIL INC.

                       (Name of Subject Company)
                     -----------------------------


                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)
                     -----------------------------


                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)
                     -----------------------------


  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)
                     -----------------------------


                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000


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


                             INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on November 6, 1996, and amended on November 7, 1996, November 8, 1996, November 13, 1996, November 18, 1996, November 20, 1996,
November 21, 1996, November 26, 1996, December 3, 1996, December 6, 1996, December 12, 1996, December 20, 1996, January 3, 1997, January 10, 1997, January 14, 1997, January 16, 1997, January 21, 1997 and
January 27, 1997 (as amended, the "Norfolk Schedule 14D-9"), with respect to an offer by Atlantic Acquisition Corporation, a Pennsylvania corporation ("Atlantic") and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Norfolk"), to purchase all the issued and outstanding Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the Norfolk Schedule 14D-9.


Item 8.  Additional Information to be Furnished.

     Item 8 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     On January 29, 1997, CSX and Conrail jointly published an advertisement, a copy of which is attached hereto as Exhibit (a)(28) and is incorporated herein by reference.

     On January 31, 1997, Conrail issued a press release announcing that it had designated December 19, 1997 as the date for its 1997 annual shareholder meeting. A copy of the text of the press release is attached hereto as Exhibit (a)(29), is incorporated herein by reference and foregoing summary is qualified in its entirety by reference to such Exhibit.

     On January 31, 1997, Conrail, CSX and Norfolk issued a joint press release regarding their meeting held on January 31, 1997. A copy of the text of the press release is attached hereto as Exhibit
(a)(30), is incorporated herein by reference and foregoing summary is qualified in its entirety by reference to such Exhibit.

     Following the consummation of the amended Norfolk Offer on February 4, 1997, the Employee Benefits Trust ("EBT") will use the proceeds received from the tender of Shares pursuant to the amended Norfolk Offer to purchase additional Shares in the market. Following the consummation of the amended Norfolk Offer, it is anticipated that the ESOP will use the proceeds received from the tender of Shares pursuant to the amended Norfolk Offer and any additional proceeds remaining from the First CSX Offer to purchase additional Shares in the market.

Item 9.  Materials to be filed as Exhibits.

     Item 9 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(28) Text of joint advertisement published by Conrail and CSX on January 29, 1997 (incorporated by reference to Exhibit (a)(23) to the Second CSX 14D-9)

     (a)(29) Text of press release issued by Conrail on January 31, 1997 (incorporated by reference to Exhibit (a)(24) to the Second CSX 14D-9)

     (a)(30) Text of joint press release issued by Conrail, CSX and Norfolk on January 31, 1997 (incorporated by reference to Exhibit (a)(25) to the Second CSX 14D-9)


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                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             CONRAIL INC.



                             By /s/ John A. McKelvey
                                ------------------------------------
                                Name:  John A. McKelvey
                                Title:  Senior Vice President--
                                          Finance


Dated as of February 3, 1997

                             EXHIBIT INDEX

Exhibit                       Description                       Page No.
-------                       -----------                       --------

*(a)(1) Text of press release issued by Conrail dated October 23, 1996 (incorporated by reference to Exhibit (a)(9) to the Solicitation/Recommendation Statement on Schedule 14D-9 of Conrail Inc. dated October 16, 1996, as amended (the "CSX
            14D-9"))............................................

*(a)(2)     Text of press release issued by Norfolk, dated
            October 23, 1996 (incorporated by reference to
            Exhibit (a)(8) to the CSX 14D-9)....................

*(a)(3)     Text of press release issued by Conrail and CSX
            dated November 6, 1996..............................

*(a)(4)     Letter to shareholders of Conrail dated November
            6, 1996.............................................

*(a)(5)     Text of press release issued by Conrail, dated
            November 7, 1996 (incorporated by reference to
            Exhibit (a)(16) to the CSX
            14D-9)..............................................

*(a)(6)     Text of press release issued by Conrail, dated
            November 7, 1996 (incorporated by reference to
            Exhibit (a)(17) to the CSX 14D-9)...................

*(a)(7)     Text of press release issued by Conrail, dated
            November 8, 1996 (incorporated by reference to
            Exhibit (a)(18) to the CSX 14D-9)...................

*(a)(8)     Text of press release issued by Conrail and CSX,
            dated November 13, 1996 (incorporated by reference
            to Exhibit (a)(19) to the CSX 14D-9)................

*(a)(9)     Text of press release issued by Conrail and CSX
            dated November 19, 1996 (incorporated by reference
            to Exhibit (a)(20) to the CSX 14D-9)................

*(a)(10)    Text of press release issued by Conrail and CSX
            dated November 20, 1996 (incorporated by reference
            to Exhibit (a)(21) to the CSX 14D-9)................

*(a)(11)    Text of press release issued by CSX dated November
            21, 1996 (incorporated by reference to Exhibit
            (a)(22) to the CSX 14D-9)...........................

Exhibit                       Description                       Page No.
-------                       -----------                       --------

*(a)(12)    Text of press release issued by Conrail, dated
            November 25, 1996...................................

*(a)(13)    Text of press release issued by CSX, dated
            November 26, 1996 (incorporated by reference to
            Exhibit (a)(23) to the CSX 14D-9)...................

*(a)(14)    Text of press release issued by Conrail and CSX
            dated December 5, 1996..............................

*(a)(15)    Text of press release issued by Conrail and CSX
            dated December 10, 1996 (incorporated by reference
            to Exhibit (a)(8) to the Solicitation/
            Recommendation Statement on Schedule 14D-9 of
            Conrail dated December 6, 1996, as amended,
            relating to the second tender offer by
            CSX (the "Second CSX 14D-9")).......................

*(a)(16)    Text of press release issued by CSX and Conrail
            dated December 19, 1996 (incorporated by reference
            to Exhibit (a)(12) to the Second CSX 14D-9).........

*(a)(17)    Text of press release issued by Conrail dated
            December 20, 1996 (incorporated by reference to
            Exhibit (a)(13) to the Second CSX 14D-9)............

*(a)(18)    Text of joint advertisement published by Conrail
            and CSX on December 10, 1996 (incorporated by
            reference to Exhibit (a)(14) to the Second CSX
            14D-9)..............................................

*(a)(19)    Text of joint advertisement published by Conrail
            and CSX on December 12, 1996 (incorporated by
            reference to Exhibit (a)(15) to the Second CSX
            14D-9)..............................................

*(a)(20)    Text of joint press release issued by Conrail and
            CSX on January 9, 1997 (incorporated by reference
            to Exhibit (a)(16) to the Second CSX 14D-9).........

*(a)(21)    Text of joint press release issued by Conrail and
            CSX on January 13, 1997 (incorporated by reference
            to Exhibit (a)(17) to the Second CSX 14D-9).........

*(a)(22)    Text of joint press release issued by Conrail and
            CSX dated January 15, 1997 (incorporated by
            reference to Exhibit (a)(18) to the Second CSX
            14D-9)..............................................

Exhibit                       Description                       Page No.
-------                       -----------                       --------

*(a)(23)    Text of press release issued by Conrail dated
            January 17, 1997 (incorporated by reference to
            Exhibit (a)(19) to the Second CSX 14D-9)............

*(a)(24)    Text of press release issued by Conrail dated
            January 28, 1997....................................

*(a)(25)    Letter to shareholders of Conrail dated January
            28, 1997............................................

*(a)(26)    Text of press release issued by Conrail dated
            January 22, 1997....................................

*(a)(27)    Text of press release issued by Conrail dated
            January 23, 1997 ...................................

 (a)(28)    Text of joint advertisement published by Conrail
            and CSX on January 29, 1997 (incorporated by
            reference to Exhibit (a)(23) to the Second CSX
            14D-9)..............................................

 (a)(29)    Text of press release issued by Conrail on January
            31, 1997 (incorporated by reference to Exhibit
            (a)(24) to the Second CSX 14D-9)....................

 (a)(30) Text of joint press release issued by Conrail, CSX and Norfolk on January 31, 1997 (incorporated by reference to Exhibit (a)(25) to the Second CSX
            14D-9)..............................................

 (b)        Not applicable......................................

*(c)(1)     Pages 4-5 and 9-14 of Conrail's Proxy Statement
            dated April 3, 1996 (incorporated by reference to
            Exhibit (c)(7) to the CSX 14D-9)....................

*(c)(2)     Employment Agreement of Mr. David M. LeVan dated
            as of October 14, 1996 (incorporated by reference
            to Exhibit (c)(5) to the CSX 14D-9).................

*(c)(3)     Change of Control Agreement of Mr. David M. LeVan
            dated as of October 14, 1996 (incorporated by
            reference to Exhibit (c)(6) to the CSX 14D-9).......

Exhibit                       Description                       Page No.
-------                       -----------                       --------

*(c)(4)     First Amended Complaint in Norfolk Southern et al.
            v. Conrail Inc., et al., No. 96-CV- 7167, filed on October 28, 1996 in the United States District
            Court for the Eastern District of Pennsylvania (incorporated by reference to Exhibit (c)(9) to the CSX 14D-9)......................................

*(c)(5)     Second Amended Complaint in Norfolk Southern et.
            al. v. Conrail Inc., et al., No. 96-CV-7167, filed on November 15, 1996 in the United States District Court for the Eastern District of Pennsylvania (incorporated by reference to Exhibit (c)(12) to the CSX 14D-9)......................................

*(c)(6)     Text of opinion of Judge Donald VanArtsdalen of
            the United States District Court for the Eastern District of Pennsylvania as delivered from the bench on November 20, 1996.........................

*(c)(7)     Conrail's Definitive Proxy Statement, dated
            November 25, 1996..................................

*(c)(8) Answer and Defenses of Conrail, CSX and the individual defendants to Second Amended Complaint, and Counterclaim of Conrail and CSX in Norfolk Southern et al. v. Conrail Inc. et al., filed on December 5, 1996, in the United States District Court for the Eastern District of
            Pennsylvania........................................

*(c)(9) Second Amendment to Agreement and Plan of Merger dated as of December 18, 1996, (incorporated by reference to Exhibit (c)(10) to the Second CSX
            14D-9)..............................................

*(c)(10)    Form of Amended and Restated Voting Trust
            Agreement (incorporated by reference to Exhibit
            (c)(11) to the Second CSX 14D-9)....................

*(c)(11)    Text of opinion of Judge Donald VanArtsdalen of
            the United States District Court for the Eastern District of Pennsylvania as delivered from the bench on January 9, 1997 (incorporated by
            reference to Exhibit (c)(12) to the Second CSX
            14D-9)..............................................



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Exhibit                       Description                       Page No.
-------                       -----------                       --------

*(c)(12)    Text of STB Decision No. 5 of STB Finance Docket
            No. 33220 dated January 8, 1997 (incorporated by reference to Exhibit (c)(13) to the Second CSX
            14D-9)..............................................




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*  Previously filed